UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement of Paragon Shipping Inc. (the "Company") in connection with the Company's 2015 Annual General Meeting of Shareholders that will be held on September 22, 2015 (the "Annual Meeting").

Attached to this report on Form 6-K as Exhibit 2 is the form of proxy card relating to the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 25, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 1

August 24, 2015

TO THE SHAREHOLDERS OF
PARAGON SHIPPING INC.
Enclosed is a Notice of Annual General Meeting of Shareholders (the "Meeting") of Paragon Shipping Inc. (the "Company") which will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula, Greece, on September 22, 2015 at 12:00 p.m. local time, and related materials. The Notice of Annual General Meeting of Shareholders and related materials, including the Company's 2014 annual report containing the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "2014 Annual Report"), are available on the Company's website at http://www.paragonship.com/agm-materials.php. Any shareholder may receive a hard copy of the 2014 Annual Report, free of charge upon request.
At the Meeting, shareholders of the Company will consider and vote upon proposals:
1	To appoint two Class C Directors to serve until the 2018 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two"); and
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of the majority of the shares of stock represented at the Meeting.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, August 14, 2015.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Michael Bodouroglou Chief Executive Officer

PARAGON SHIPPING INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 22, 2015
NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Paragon Shipping Inc. (the "Company") will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on September 22, 2015 at 12:00 p.m. local time, for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:
1	To elect two Class C Directors to serve until the 2018 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two"); and
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on August 14, 2015 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
If you attend the meeting, you may revoke your proxy and vote in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
All shareholders attending the Meeting must present a form of personal photo identification in order to be admitted to the meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 14, 2015.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2014 Annual Report, are available on the Company's website at http://www.paragonship.com/agm-materials.php. Any shareholder may receive a hard copy of the Company's 2014 Annual Report, free of charge upon request.
By Order of the Board of Directors

Aikaterini Stoupa Secretary

August 24, 2015
 Voula, Greece

PARAGON SHIPPING INC.

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 22, 2015
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Paragon Shipping Inc., a Marshall Islands corporation (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the Company's premises at 15 Karamanli Ave., 166 73 Voula Greece, on September 22, 2015 at 12:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 24, 2015.  These materials can also be found on the Company's website at http://www.paragonship.com/agm-materials.php.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 14, 2015 (the "Record Date"), the Company had outstanding 24,909,142 shares of common stock, par value $0.001 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
The Common Shares are quoted on the Nasdaq Global Market under the symbol "PRGN."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 15 Karamanli Ave, GR 166 73, Voula, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

 ELECTION OF DIRECTORS
The Company has six directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class C Directors expires at the Meeting.  Accordingly, the board of directors has nominated Michael Bodouroglou and Lambros Theodorou, each of whom is a current Class C Director, for election as directors whose term would expire at the Company's 2018 Annual General Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
Michael Bodouroglou	61	Class C Director
Lambros Theodorou	68	Class C Director
Certain biographical information about each of these individuals is set forth below.
Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou has acted as our Interim Chief Financial Officer since March 2015. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas, which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Master of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also member of the Board of the Swedish P&I Club and the Union of Greek Shipowners. Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, the President of the Hellenic-Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.
Lambros Theodorou has served as a non-executive director of the Company since May 2015. Mr. Theodorou has over 35 years of experience in the banking sector. He has held executive positions at various banks in Athens, Greece. From 1994 to 2013, Mr. Theodorou served as the Deputy General Manager and head of the Shipping Unit of EFG Eurobank S.A. Prior to this, Mr. Theodorou held the position of Vice-President and Piraeus Shipping Manager of the Shipping Department of The Chase Manhattan Bank N.A, and before that, held various managerial positions in the corporate departments of the bank in Frankfurt, London and Athens. In 1971, Mr. Theodorou graduated from the University of Piraeus in Greece with a Bachelor in Business Administration and, in 1973, was granted a diploma in Management from the Graduate School of Commerce and Business Studies of Athens in Greece. In 1975, Mr. Theodorou was awarded a Master of Science in Business Operations from the University of Arkansas in the United States of America.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Company's audit committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Aikaterini Stoupa Secretary

August 24, 2015
 Voula, Greece

EXHIBIT 2

PARAGON SHIPPING INC.
15 KARAMANLI AVE.
VOULA 16 673 ATHENS, GREECE

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors **Nominees**	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

01 Michael Bodouroglou   02 Lambros Theodorou

The Board of Directors recommends you vote FOR the following proposal:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000254881_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report on Form 20-F, Notice & Proxy Statement is/are available at www.proxyvote.com .

PARAGON SHIPPING INC.
Annual General Meeting of Shareholders
September 22, 2015 12:00 PM
Proxy Solicited by Board of Directors

The Undersigned shareholder hereby appoints Michael Bodouroglou and Aikaterini Stoupa, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Paragon Shipping Inc. ("Paragon") that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of Paragon to be held on Tuesday, September 22, 2015 at 12:00 p.m. local time at Paragon's premises at 15 Karamanli Ave., 166 73 Voula, Greece and at any and all adjournments thereof, as indicated herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD'S RECOMMENDATIONS FOR PROPOSALS ONE AND TWO AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

If you vote by telephone or the internet, please DO NOT mail back this proxy card.

0000254881_2 R1.0.0.51160

Continued and to be signed on reverse side